Ex12b
                                  IDACORP, Inc.
                       Consolidated Financial Information
Ratio of Earnings to Combined Fixed Charges and Preferred Dividends Requirements


                                               Twelve Months Ended December 31,
                                                  (Thousands of Dollars)
                                         1995         1996         1997         1998        1999
Earnings, as defined:
  Income before income taxes         $ 127,342   $  135,247   $  133,570    $ 133,806   $ 137,021
  Adjust for distributed income of
  equity investees                      (2,058)      (1,413)      (3,943)      (4,697)       (837)
  Equity in loss of equity method
    investments                              0            0            0          458         435
  Minority interest in losses of
    majority owned subsidiaries              0            0            0         (125)        (37)
  Fixed charges, as below               70,215       70,418       69,634       69,923      72,243

     Total earnings, as defined      $ 195,499   $  204,252   $  199,261    $ 199,365   $ 208,825

Fixed charges, as defined:
  Interest charges                   $  56,456   $   57,348   $   60,761    $  60,677   $  62,975
  Preferred stock dividends of
  subsidiaries- gross up-IDACORP
  rate                                  12,834       12,079        7,891        8,445       8,313
  Rental interest factor                   925          991          982          801         955

     Total fixed charges                70,215       70,418       69,634       69,923      72,243

  Preferred dividends requirements           0            0            0            0           0

     Total combined fixed charges
     and preferred dividends         $  70,215   $   70,418   $   69,634    $  69,923   $  72,243

Ratio of earnings to combined fixed
charges and preferred dividends          2.78x        2.90x        2.86x        2.85x       2.89x
